Exhibit 99.1

NXT ENERGY SOLUTIONS INC. ANNOUNCES FILING OF YEAR-END RESULTS FOR 2016

CALGARY, ALBERTA, March 30th, 2017 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD; OTC QB:NSFDF) advises that its financial and operating results for the fiscal year ended December 31, 2016 have been filed in Canada on SEDAR at www.sedar.com, and will be available shortly in the USA on EDGAR, as well as on NXT’s website at www.nxtenergy.com.  All selected and referenced financial information noted below should be read in conjunction with the Company’s 2016 audited consolidated financial statements and the related management’s discussion and analysis (“MD&A”).
NXT Energy advises that it will host an investor and media conference call on Monday April 3, 2017 at 2:15 pm MT (4:15 pm ET), to discuss the 2016 results, and the status of recent business development initiatives.

Interested parties are invited to participate in this call, using one of the applicable numbers as follows:

Operator assisted, toll-free, dial-in number:
Canada & USA	1-800-806-5484
International	https://www.confsolutions.ca/ILT?oss=7P29R8008065484
Conference Code:	5379880#

We look forward to you joining us on the call.

Highlights of the 2016 Financial Results
Summary highlights of NXT’s 2016 year-end financial statements (with comparative figures for the year ended December 31, 2015) are noted below.  The following points should be noted for the 2016 results:
•	Revenues of $1.4 million were recognized in Q1-2016 related to the expansion of the Bolivian project that was completed in 2015.
•
A net loss of $9.1 million was recorded for the year which included amortization expense related to the intellectual property asset of $1.7m, depreciation on equipment (including the aircraft) of $0.4 million and stock based compensation expense of $0.8 million.

•	Cash utilization during the year was $6.6 million.
•	Losses per common share were ($0.17) per common share (basic and diluted).
•	Cash and short-term investments at the end of 2016 were $1.9 million.
(all in Canadian $)	2,016.00	2,015.00
Operating results:
Survey revenues	1,447,269.00	17,422,151.00
Survey expenses	1,157,185.00	5,095,691.00
General & administrative expenses	5,645,459.00	5,049,690.00
Stock based compensation expense	790,500.00	1,081,000.00
Amortization and other expenses, net	2,104,864.00	507,634.00
	9,698,008.00	11,734,015.00
Income (loss) before income taxes	(8,725,051.00)	5,688,136.00
Income tax expense (recovery)
Current	374,511.00	1,970,908.00
Deferred	-	(6,823,000.00)
	374,511.00	(4,852,092.00)
Comprehensive income (loss) for the year	(9,099,562.00)	10,540,228.00

Income (loss) per common share – basic	(0.17)	0.22
Income (loss) per common share – diluted	(0.17)	0.21

Number of common shares outstanding as at end of the year	53,856,509.00	53,306,109.00
Weighted average number of common shares outstanding for the year:
Basic	53,562,155.00	47,782,647.00
Diluted	53,562,155.00	49,041,383.00

Cash provided by (used in):
Operating activities:
Comprehensive income (loss) for the year	(9,099,562.00)	10,540,228.00
Add back non-cash items, net	2,896,447.00	(4,948,061.00)
	6,203,115.00	5,592,167.00
Net change in non-cash working capital balances	(1,384,499.00)	1,392,755.00
Net cash from (used in) operating activities	7,587,614.00	6,984,922.00
Financing activities	464,811.00	327,824.00
Investing activities	527,496.00	(277,578.00)
Net cash inflow (outflow)	(6,595,307.00)	7,035,168.00
Cash and cash equivalents, beginning of the year	7,085,803.00	50,635.00
Cash and cash equivalents, end of the year	490,496.00	7,085,803.00

Cash and cash equivalents	490,496.00	7,085,803.00
Short-term investments	1,453,091.00	2,055,478.00
Total cash and short-term investments	1,943,587.00	9,141,281.00

Net working capital balance	1,703,510.00	7,534,128.00

For further information about NXT, please contact NXT’s Head office at nxt_ info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.
For further information, please contact:
Bev Stewart	Kin Communications
V-P Finance & CFO	Investor Relations
NXT Energy Solutions Inc.	1-866-684-6730 / 604-684-6730
403-206-0807	sfd@kincommunications.com
nxt_info@nxtenergy.com
www.nxtenergy.com

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